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JENNIFER M. GOODMAN	CHICAGO • NEW YORK • WASHINGTON, DC
ATTORNEY AT LAW	LONDON • SAN FRANCISCO • LOS ANGELES
+1 (312) 609 7732 jgoodman@vedderprice.com

July 29, 2015

VIA EDGAR

Ms. Marianne Dobelbower

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)

Preliminary Proxy Statement on Schedule 14A

File No. 811-07655

Dear Ms. Dobelbower:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on July 27, 2015 regarding the Registrant’s Preliminary Proxy Statement on Schedule 14A filed on July 21, 2015 in connection with a proposal to be voted on by shareholders of the Driehaus Frontier Emerging Markets Fund, a series of the Trust (the “Fund”). Any terms not defined herein have the same meanings as given in the Preliminary Proxy Statement.

1.	Comment: In the shareholder letter, please revise the third sentence for clarity.

Response:         The sentence has been revised as follows:

The proposed change would give the Adviser useful flexibility to position the Fund’s portfolio to concentrate in certain industries when the Adviser deems appropriate and when the Index is concentrated in such industries.

2.	Comment: Please revise the third sentence in the second paragraph under “Background and Reasons for the Proposal” on page 2 to reconcile it with the fourth sentence regarding risk.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Ms. Marianne Dobelbower July 29, 2015 Page 2

Response:         The sentence has been revised as follows:

The proposed change would give the Adviser useful flexibility to position the Fund’s portfolio to concentrate in certain industries when the Adviser deems appropriate and when the Index is concentrated in such industries.

3.	Comment: In the first sentence in the second paragraph under “Background and Reasons for the Proposal” on page 2, please clarify what the purpose of the Index is, if not to replicate it.

Response:         The sentence has been revised as follows:

The Fund is not an index fund that seeks to replicate the Index, but the Fund’s performance is measured against the Index and the Index generally reflects the investable universe for the Fund.

4.	Comment: In the second paragraph under “Background and Reasons for the Proposal” on page 2, please disclose the industries that the Index is currently concentrated in as of a certain date.

Response:         The following sentence has been added:

As of June 30, 2015, the Index was concentrated in the Diversified Banks industry, which represented 44% of the Index.

5.	Comment: Please confirm that the Prospectus has disclosure regarding concentration. If not, revise accordingly.

Response:         Pending shareholder approval, the Registrant intends to revise its Prospectus to add concentration risk and to revise its SAI to reflect the Fund’s revised policy.

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If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

Jennifer M. Goodman

cc:	Michelle L. Cahoon

Cathy G. O’Kelly

Renee M. Hardt